UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AppLovin Corporation

(Name of Issuer)

Class A common stock, par value $0.00003 per share

(Title of Class of Securities)

03831W 108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03831W 108

1.	Names of Reporting Persons. Herald Chen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,662,064
	7.	Sole Dispositive Power 4,282,064
	8.	Shared Dispositive Power 380,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,662,064
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.7% (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

Item 1(a)	Name of Issuer:

AppLovin Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1100 Page Mill Road

Palo Alto, California 94304

Item 2(a)	Name of Person Filing:

Herald Chen

Item 2(b)	Address of Principal Business Office or, if none, Residence:

c/o AppLovin Corporation

1100 Page Mill Road

Palo Alto, California 94304

Item 2(c)	Citizenship:

The Reporting Person is a United States citizen.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.00003 per share

Item 2(e)	CUSIP Number:

03831W 108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

The reporting person holds a total of 4,662,064 shares of common stock of the Issuer, based on (i) 80,199 shares of Class A Common Stock of the Issuer held by the reporting person, (ii) 50,000 shares of Class A Common Stock of the Issuer held by Herald Y. & Mei K. Chen, as trustees of The Chen Family 2012 Irrevocable Trust, for which the reporting person and his spouse serve as co-trustees (the “Chen Family Trust”), (iii) 1,906,059 shares of Class B Common Stock of the Issuer held by the reporting person, (iv) 330,000 shares of Class B Common Stock of the Issuer held by The Chen Family Trust, (v) 2,280,201 shares of Class A Common Stock of the Issuer subject to options held by Mr. Chen that are exercisable within 60 days of December 31, 2023, and (vi) 15,605 shares of Class A Common Stock of the Issuer subject to restricted stock units held by Mr. Chen that will vest within 60 days of December 31, 2023. The ownership percentage in Row 11 of the cover page is calculated based on 268,774,090 shares of Class A Common Stock outstanding as of December 31, 2023, as reported by the Issuer to the reporting person, plus the assumed exercise or vesting, as applicable of 2,280,201 shares of Class A Common Stock subject to options and 15,605 restricted stock units held by Mr. Chen, and conversion of 2,236,059 shares of Class B Common Stock deemed beneficially owned by Mr. Chen into shares of Class A Common Stock.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and has no expiration date. Each share of Class B Common Stock is entitled to twenty votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

In addition, Mr. Chen, Adam Foroughi, co-founder, Chief Executive Officer, and the Chairperson of the board of directors of the Issuer, and KKR Denali Holdings L.P. (“KKR Denali”) (collectively with certain affiliates, the “Voting Agreement Parties”) are parties to a Voting Agreement (the “Voting Agreement”), which contains certain provisions relating to voting of securities of the Issuer by the parties thereto. Pursuant to the Voting Agreement, two of Mr. Foroughi, Mr. Chen, and KKR Denali (one of which must be Mr. Foroughi) have the authority to direct the vote of all shares of Class B Common Stock, and all other shares of capital stock of the Issuer, held by the Voting Agreement Parties and their respective permitted entities and permitted transferees on all matters to be voted upon by stockholders.

By virtue of the Voting Agreement and the obligations and rights thereunder, the reporting person acknowledges and agrees that he is acting as a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934 with the other Voting Agreement Parties and/or certain of their affiliates. The reporting person expressly disclaims beneficial ownership over any shares of Class A Common Stock or Class B Common Stock that he may be deemed to beneficially own solely by reason of the Voting Agreement. Mr. Foroughi and KKR Denali have separately made Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.

Pursuant to an equity exchange right agreement entered into between the Issuer and Mr. Chen (the “Equity Award Exchange Agreement”), Mr. Chen has a right (but not an obligation) to require the Issuer to exchange any shares of Class A Common Stock received upon the exercise of options to purchase shares of Class A Common Stock for an equivalent number of shares of Class B Common Stock. This right applies only to equity awards granted to Mr. Chen prior to the effectiveness of the filing of the Issuer’s amended and restated certificate of incorporation in connection with the Issuer’s initial public offering. As of December 31, 2023, there were 2,280,201 shares of Class A Common Stock subject to options and 80,199 shares of Class A Common Stock issued upon exercise of options held by Mr. Chen subject to the Equity Award Exchange Agreement that may be exchanged, upon exercise, for an equivalent number of shares of Class B Common Stock.

(b)	Percent of class:

See Item 4(a) above.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 4 above.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

/s/ Herald Chen
Herald Chen